[LETTERHEAD OF SHEARMAN & STERLING LLP]







                                November 30, 2004



Via EDGAR, Federal Express and Facsimile (202-942-9638)
-------------------------------------------------------

Ms. Michele M. Anderson
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                              Vertrue Incorporated
                  (formerly known as MemberWorks Incorporated)
                      Schedule TO-I filed November 15, 2004
                                File No. 5-47315
                                ----------------

Dear Ms. Anderson:

     On behalf of our client, Vertrue Incorporated, formerly known as MemberWorks Incorporated (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 23, 2004, concerning the tender offer on Schedule TO-I filed by the Company with the Commission on November 15, 2004. The responses set forth below have been organized in the same manner in which the Staff's comments were organized.

     The Company is filing today via the EDGAR system Amendment No. 1 to the Schedule TO-I (the "Amended Schedule TO") together with this response letter. We have also sent to your attention today via federal express five clean copies and five marked copies of the ancillary documents filed as exhibits to the Amended Schedule TO including the Offer to Purchase and the Letter of Transmittal.

     In addition, as requested by the Staff, the Company is also providing separately a written statement acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding imitated by the Commission or any person under the federal securities laws of the United States.

Item 6.  Purposes of the Transaction and Plans or Proposals
-----------------------------------------------------------

Comment No. 1. Provide all of the disclosure regarding the company's plans as required by Item 1006(c)(1-10) of Regulation M-A. If any of the items contained in (c)(1-10) are inapplicable or an answer is in the negative, revise the Schedule TO to so state. See General Instruction E to Schedule TO.

     Response: In response to the Staff's comment, the Company has revised the disclosure to indicate that except as otherwise disclosed in the Offer to Purchase, the Company does not have any plans, proposals or negotiations that relate to the items listed in Item 1006(c)(1-10) of Regulation M-A.


Item 12.  Exhibits
------------------

Comment No. 2. File a form of the notice of withdrawal as an exhibit to the Schedule TO.

     Response: The Company has not provided a form of notice of withdrawal to security holders. As the Company will accept a withdrawal notice in any form that meets the requirements of Section 4 of the Offer to Purchase, it has not filed a form of notice of withdrawal as an exhibit to the Schedule TO. In addition, the Company respectfully submits that it is not aware of a requirement to file a form of notice of withdrawal as an exhibit to the Schedule TO.


Offer to Purchase
-----------------

Comment No. 3. Revise the disclosure on pages 3 and 10 of the offering document to clarify that the company will pay the purchase price "promptly," not "as soon as practicable," after the expiration date. Refer to Rules 13e-4(f)
     (5) and 14e-1(c).

     Response: In response to the Staff's comment, the Company has revised the above-referenced disclosure to clarify that the Company will pay the purchase price "promptly."

Comment No. 4. We reference the aspect of your offer relating to participants in the 401(k) Profit Sharing Plan, whereby the tender prices they elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the shares on the Nasdaq National Market. While we understand that this provision is designed to ensure compliance with the prohibition contained in the Profit Sharing Plan, it also appears that plan participants will benefit from the automatic increase because they will


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


     not have to incur the risk of tendering shares at lower than current market prices. Please advise us what consideration you have given as to whether this provision conflicts with the equal treatment requirement of Rule 13e-4(f)(8) as it appears to provide a benefit to plan participants that is not afforded to all holders of the company's common stock.

     Response: The Company respectfully notes the Staff's comment. This provision (the "Deemed Retender Provision") is designed to ensure compliance with ERISA. We do not believe the Deemed Retender Provision conflicts with the equal treatment of Rule 13e-4(f)(8). We believe the Deemed Retender Provision is effectively equivalent to a withdrawal by the plan participant and a re-tender at the closing market price on the expiration date, an action the plan participants cannot undertake at that time (i.e., during the last two business days of the tender offer). All other holders of the Company's common stock may tender at any time prior to the expiration of the tender offer. In accordance with Rule 13e-4(f)(8), both the plan participants and the other holders of the Company's common stock will receive the same consideration from the Company in the tender offer (i.e., they each will receive the clearing price). The Deemed Retender Provision does not provide the plan participants with an advantage that is not available to the other holders of the Company's common stock. In addition, it should be noted that the clearing price in the tender offer may be higher or lower than the closing market price on the expiration date. That is, the plan participants have no greater certainty than do the other holders of the Company's common stock that their tender prices will be accepted (i.e., at or below the clearing price).

Comment No. 5. Please revise the offer to ensure that persons who hold shares through the company's 401(k) Profit Sharing Plan or the Employee Stock Purchase Plan have at least 20 full business days to tender in the offer. In this regard, we note that the deadline for these shareholders to give appropriate directions to tender is 5:00 p.m. instead of midnight on the twentieth business day after commencement of the offer.


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


     Response: The Company respectfully disagrees with the Staff's comment. Bankers Trust Co., NA ("Bankers Trust") holds the shares in the trust established for the 401(k) Profit Sharing Plan, and Computershare Trust Company Incorporated ("Computershare") holds the shares on behalf of certain participants in the Employee Stock Purchase Plan. Bankers Trust and Computershare have until 5:00 p.m. on December 15, 2004 (i.e., the expiration date), in order to tender in the offer. Bankers Trust and Computershare have sent separate letters to their respective plan participants indicating that the participants must return a direction form indicating if the participants wish to have Bankers Trust or Computershare, as the case may be, tender shares held in the participants plan account. However, the Company has complied with the 20 business day requirement by allowing the holder of record for shares of the Company's common stock held in the 401(k) Profit Sharing Plan trust and with respect to the Employee Stock Purchase Plan (i.e., Bankers Trust and Computershare respectively) to tender up until 5:00 p.m. on December 15, 2004. If the Staff disagrees with our position, we will endeavor to have Bankers Trust and Computershare extend the deadline for the plan participants to submit their direction forms.

Forward-Looking Statements, page 7

Comment No.6. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements "made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995" or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer.

     Response: The Company respectfully advises the Staff that it has deleted the disclosure in question.


Conditions to the Tender Offer, page 20
---------------------------------------

Comment No. 7. The first paragraph of this section contains language suggesting that once a condition is triggered, the offeror may decide in its judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

     Response: In response to the Staff's comment, the Company confirms its understanding that when a condition of the offer is triggered and the Company decides to proceed with the offer anyway, this will constitute a waiver of the triggered condition. In such a case, the Company will expressly state that it has waived the condition.


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


Comment No. 8. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. In this regard, revise the language appearing in the first paragraph to exclude any action or omission to act by the company as a reason for the assertion of a condition.

     Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has deleted the language in question.

Comment No. 9. Several of your listed offer conditions refer to an impairment of the benefits the company expects to receive from this offer. Since security holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

     Response: In response to the Staff's comment, the Company has added in several of the listed offer conditions cross references to Section 9 of the Offer to Purchase, which Section 9 includes a description of the benefits the Company expects to receive from the offer.

Comment No. 10. We note that the offer is subject to the condition that the company will remain listed on the Nasdaq National Market and not be eligible for deregistration under the Exchange Act. However, we also note under "Purpose of the Tender Offer; Certain Additional Effects of the Tender Offer" that the company may engage in possible future purchases of additional shares of common stock. Please be advised that this tender offer and any of the additional transactions may constitute the first steps in a future going private transaction. See Rue 13e-3(a)(3).

     Response: The Company respectfully notes the Staff's comment.


Information Concerning Memberworks, page 25
-------------------------------------------

Comment No. 11. Despite your attempt to incorporate by reference any future filings made with the Commission from the date of this offer until it expires, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to security holders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

     Response: In response to the Staff's comment, the Company has revised the disclosure to remove references to "forward" incorporation by reference and acknowledges the Staff's comment concerning its amendment and dissemination obligations described above.


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


Letter of Transmittal
---------------------

Comment No.12. We reference the language requiring security holders to acknowledge that they have "read" the tender offer document. We believe it is inappropriate to require security holders to attest to the fact that they "read" the terms of the offer as such language effectively operates as a waiver of liability. Please provide a statement in your next amendment that expressly rescinds this language.

     Response: In response to the Staff's comment, the Company has deleted the language in question and has added a statement expressly rescinding the language.



                                      * * *



     If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.


                                                   Very truly yours,




                                                    /s/ Stephen T. Giove
                                                   ----------------------


cc:      George Thomas, Vertrue Incorporated
         Matthew F. Musselman, Shearman & Sterling LLP



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